PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202524
Dated August 21, 2015



Optimization

HSBC USA Inc. Trigger Autocallable Optimization Securities

$907,000 Securities Linked to the Common Stock of The Coca-Cola Company due on August 27, 2020
$786,500 Securities Linked to the Common Stock of United Technologies Corporation due on August 27, 2020

Investment Description

These Trigger Autocallable Optimization Securities (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") linked to the performance of the common stock of a specific company described herein (the ''Underlying Stock''). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. The Securities are designed for investors who believe that the Official Closing Price of the Underlying Stock will remain flat or increase during the term of the Securities. If the Underlying Stock closes at or above the Initial Price on any Observation Date (quarterly, after one year), HSBC will automatically call the Securities and pay you a Call Price equal to the Principal Amount per Security plus a Call Return. The Call Return, and therefore the Call Price, increases the longer the Securities are outstanding. If by maturity the Securities have not been called, HSBC will either repay the full Principal Amount or, if the Underlying Stock closes below the Trigger Price on the Final Valuation Date, HSBC will repay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Official Closing Price of the Underlying Stock from the Trade Date to the Final Valuation Date. **Investing in the Securities involves significant risks. The Securities do not pay any interest. You may lose some or all of your Principal Amount. Generally, the higher the Call Return Rate on a Security, the greater the risk of loss on that Security. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- ❑ **Call Return:** HSBC will automatically call the Securities for a Call Price equal to the Principal Amount plus the applicable Call Return if the Official Closing Price of the Underlying Stock on any Observation Date is equal to or greater than the Initial Price. The Call Return, and therefore the Call Price, increases the longer the Securities are outstanding. If the Securities are not called, investors will have the potential for a loss at maturity.

- ❑ **Contingent Repayment of Principal Amount at Maturity:** If by maturity the Securities have not been called and the Underlying Stock does not close below the Trigger Price on the Final Valuation Date, HSBC will pay you the Principal Amount per Security at maturity. If the Underlying Stock closes below the Trigger Price on the Final Valuation Date, HSBC will repay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Official Closing Price of the Underlying Stock from the Trade Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Trade Date	August 21, 2015
Settlement Date	August 26, 2015
Observation Dates[1]	Quarterly, beginning August 29, 2016
Final Valuation Date[1]	August 21, 2020
Maturity Date[1]	August 27, 2020

[1] See page 4 for additional details

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE RELEVANT UNDERLYING STOCK, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING STOCK-LINKED UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offerings

These terms relate to two separate Securities we are offering. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. Each of the two Securities has a different Initial Price and Trigger Price. Additionally, each of the two Securities has the Call Return Rate listed below. **The performance of one Security will not depend on the performance of the other Security.**

Underlying Stock	Call Return Rate	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of The Coca-Cola Company ("KO")	8.00% per annum.	$39.53	$27.67, which is 70.00% of the Initial Price (rounded to two decimal places)	40434K107	US40434K1079
Common stock of United Technologies Corporation ("UTX")	8.00% per annum.	$93.01	$60.46, which is 65.00% of the Initial Price (rounded to two decimal places)	40434K206	US40434K2069

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying stock-linked underlying supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for a description of the distribution arrangement.

The Estimated Initial Value of each Security on the Trade Date is $9.53 per Security with respect to the Securities linked to KO and $9.52 per Security with respect to the Securities linked to UTX, each of which is less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

Securities	Price to Public		Underwriting Discount		Proceeds to Us	
	Total	Per Security	Total	Per Security	Total	Per Security
Common stock of The Coca-Cola Company	$907,000.00	$10.00	$22,675.00	$0.25	$884,325.00	$9.75
Common stock of United Technologies Corporation	$786,500.00	$10.00	$19,662.50	$0.25	$766,837.50	$9.75

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to two separate Security offerings, each linked to one of the Underlying Stocks identified on the cover page. As a purchaser of a Security, you will acquire an investment instrument linked to the Underlying Stock. Although each Security offering relates to one of the Underlying Stocks identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to either of the Underlying Stocks, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the stock-linked underlying supplement dated March 5, 2015. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying stock-linked underlying supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the accompanying stock-linked underlying supplement, as the Securities involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and the stock-linked underlying supplement) with the SEC for the offerings to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and stock-linked underlying supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-linked underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC's web site at www.sec.gov as follows:

- Stock-linked underlying supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm
- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "stock-linked underlying supplement" mean the stock-linked underlying supplement dated March 5, 2015, references to the "prospectus supplement" mean the prospectus supplement dated March 5, 2015 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 5, 2015.

Investor Suitability

The Securities may be suitable for you if:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

- You can tolerate a loss of all or a substantial portion of your Principal Amount and are willing to make an investment that may have the same downside market risk as the Underlying Stock.

- You are willing to invest in the Securities based on the applicable Trigger Price set forth on the cover page of this pricing supplement.

- You believe the Final Price will not be below the Trigger Price on the Final Valuation Date, but you are willing to lose up to 100% of your principal if the Securities are not called and the Final Price is below the Trigger Price on the Final Valuation Date.

- You understand and accept that you will not participate in any appreciation in the price of the Underlying Stock and your potential return is limited to the applicable Call Return.

- You are willing to invest in the Securities based on the applicable Call Return Rate indicated on the cover page.

- You believe the Underlying Stock will remain flat or appreciate during the term of the Securities and the Official Closing Price of the Underlying Stock will be equal to or greater than the Initial Price on at least one Observation Date, including the Final Valuation Date.

- You are willing to hold Securities that will be automatically called on the earliest Observation Date on which the Official Closing Price is equal to or greater than the Initial Price, or you are otherwise willing to hold the Securities to maturity and do not seek an investment for which there is an active secondary market.

- You are willing to accept the risks of owning equities in general and the applicable Reference Stock in particular.

- You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You do not seek current income from your investment and are willing to forgo dividends paid on the Underlying Stock.

- You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

- You cannot tolerate a loss of all or a substantial portion of your Principal Amount, and you are not willing to make an investment that may have the same downside market risk as the Underlying Stock.

- You are not willing to invest in the Securities based on the applicable Trigger Price set forth on the cover page of this pricing supplement.

- You believe the Securities will not be called and the Final Price will be below the Trigger Price on the Final Valuation Date.

- You seek an investment that is designed to return your full Principal Amount at maturity.

- You seek an investment that participates in the full appreciation in the price of the Underlying Stock or that has unlimited return potential.

- You are not willing to invest in the Securities based on the applicable Call Return Rate indicated on the cover hereof.

- You are unable or unwilling to hold securities that will be automatically called on the earliest Observation Date on which the Official Closing Price is equal to or greater than the Initial Price, or you are otherwise unable or unwilling to hold the Securities to maturity and seek an investment for which there will be an active secondary market.

- You are not willing to accept the risks of owning equities in general and the applicable Reference Stock in particular.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You seek current income from your investment or prefer to receive the dividends paid on the Underlying Stock.

- You are not willing or are unable to assume the credit risk of HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also carefully review "Key Risks" beginning on page 6 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10 per Security (subject to a minimum investment of $1,000).
Term	Approximately 5 years, unless earlier called.
Trade Date	August 21, 2015
Settlement Date	August 26, 2015
Final Valuation Date	August 21, 2020, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying stock-linked underlying supplement.
Maturity Date	August 27, 2020, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying stock-linked underlying supplement.
Underlying Stocks	Common stock of The Coca-Cola Company (Ticker: KO) Common stock of United Technologies Corporation (Ticker: UTX)
Call Feature	The Securities will be automatically called if the Official Closing Price of the Underlying Stock on any Observation Date is equal to or greater than the Initial Price. If the Securities are called, HSBC will pay you on the applicable Call Settlement Date a cash payment per Security equal to the Call Price for the applicable Observation Date.
Call Settlement Dates	With respect to the first sixteen Observation Dates, two business days following the applicable Observation Date. For the Final Valuation Date, the Call Settlement Date will be the Maturity Date.
Call Price	The Call Price equals the Principal Amount per Security plus the applicable Call Return.
Call Return/Call Return Rate	The Call Return, and therefore the Call Price, increases the longer the Securities are outstanding and will be based on the applicable Call Return Rate. The Call Return Rate for the Securities linked to each Underlying Stock is equal to 8.00% per annum.

Observation Date[1]	Call Settlement Date[1]	Securities linked to the common stock of The Coca-Cola Company		Securities linked to the common stock of United Technologies Corporation	
		Call Return	Call Price (per $10.00 Security)	Call Return	Call Price (per $10.00 Security)
August 29, 2016	August 31, 2016	8.00%	$10.800	8.00%	$10.800
November 21, 2016	November 23, 2016	10.00%	$11.000	10.00%	$11.000
February 21, 2017	February 23, 2017	12.00%	$11.200	12.00%	$11.200
May 22, 2017	May 24, 2017	14.00%	$11.400	14.00%	$11.400
August 21, 2017	August 23, 2017	16.00%	$11.600	16.00%	$11.600
November 21, 2017	November 24, 2017	18.00%	$11.800	18.00%	$11.800
February 21, 2018	February 23, 2018	20.00%	$12.000	20.00%	$12.000
May 21, 2018	May 23, 2018	22.00%	$12.200	22.00%	$12.200
August 21, 2018	August 23, 2018	24.00%	$12.400	24.00%	$12.400
November 21, 2018	November 26, 2018	26.00%	$12.600	26.00%	$12.600
February 21, 2019	February 25, 2019	28.00%	$12.800	28.00%	$12.800
May 21, 2019	May 23, 2019	30.00%	$13.000	30.00%	$13.000
August 21, 2019	August 23, 2019	32.00%	$13.200	32.00%	$13.200
November 21, 2019	November 25, 2019	34.00%	$13.400	34.00%	$13.400
February 21, 2020	February 25, 2020	36.00%	$13.600	36.00%	$13.600
May 21, 2020	May 26, 2020	38.00%	$13.800	38.00%	$13.800
Final Valuation Date (August 21, 2020)	Maturity Date (August 27, 2020)	40.00%	$14.000	40.00%	$14.000

Payment at Maturity (per $10 Security)	**If the Securities are not called, you will receive a payment on the Maturity Date calculated as follows:** **If the Final Price of the Underlying Stock is equal to or greater than the Trigger Price on the Final Valuation Date,** HSBC will pay you a cash payment on the Maturity Date equal to $10 per $10 Principal Amount of Securities.[1] **If the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date**, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to: $10 × (1 + Underlying Return). **In this case, you will have a loss that is proportionate to the decline in the Final Price from the Initial Price and you will lose some or all of your Principal Amount.**
Underlying Return	$$\frac{\text{Final Price - Initial Price}}{\text{Initial Price}}$$
Trigger Price	For the Securities linked to KO, $27.67, which is 70.00% of the Initial Price (rounded to two decimals). For the Securities linked to UTX, $60.46, which is 65.00% of the Initial Price (rounded to two decimals).
Initial Price	The Official Closing Price of the relevant Underlying Stock on the Trade Date, as set forth on the cover page of this pricing supplement
Final Price	The Official Closing Price of the relevant Underlying Stock on the Final Valuation Date.
Official Closing Price	On any scheduled trading day, the last reported sale price of the relevant Underlying Stock on the relevant exchange as determined by the Calculation Agent, adjusted by the Calculation Agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Calculation Agent	HSBC USA Inc. or one of its affiliates.

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[1] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Estimated Initial Value	The Estimated Initial Value of the Securities is less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value was calculated on the Trade Date and is set forth on the cover page of this pricing supplement See "Risk Factors — The Estimated Initial Value of the Securities, Which Was Determined by Us on the Trade Date, Is Less Than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

Investment Timeline



Trade Date

The Initial Price and the Trigger Price were determined.

Quarterly

The Securities will automatically be called if the Official Closing Price of the Underlying Stock on any Observation Date is equal to or greater than the Initial Price.

If the Securities are called, HSBC will pay the Call Price for the applicable Observation Date: equal to the Principal Amount plus an amount based on the applicable Call Return Rate.

Maturity Date

The Final Price and Underlying Return are determined on the Final Valuation Date.

If the Securities have not been called and the Final Price is equal to or greater than the Trigger Price, HSBC will repay the Principal Amount: equal to $10.00 per Security.

If the Securities have not been called and the Final Price is below the Trigger Price, HSBC will repay less than the Principal Amount, if anything, resulting in a loss proportionate to the decline of the Underlying Stock; equal to a return of:
$10.00 × (1 + Underlying Return) per Security

Investing in the Securities involves significant risks. You may lose some or all of your principal amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying Stock-Linked Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities. If the Securities are not called, HSBC will only pay you the Principal Amount of your Securities in cash if the Final Price is greater than or equal to the Trigger Price, and will only make such payment at maturity. If the Securities are not called and the Final Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Price from the Initial Price.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the price of the Underlying Stock at that time is above the Trigger Price.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Was Determined by Us on the Trade Date, Is Less Than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any** – The Estimated Initial Value of the Securities was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We determined the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less Than the Price to Public** – The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Stock and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher Than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 9 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Reinvestment Risk** – If your Securities are called early, the term of the Securities will be reduced and you will not receive any payment on the Securities after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Securities at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Securities, you may incur transaction costs. Because the Securities may be called as early as one year after issuance, you should be prepared in the event the Securities are called early.

♦ **Higher Call Return Rates Are Generally Associated with a Greater Risk of Loss** – Greater expected volatility with respect to the Underlying Stock reflects a higher expectation as of the Trade Date that the Official Closing Price of the Underlying Stock could be below the Trigger Price on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Call Return Rate for that Security. However, while the Call Return Rate is a fixed amount, the Underlying Stock's volatility can change significantly over the term of the Securities. The price of the Underlying Stock could fall sharply, which could result in a significant loss of principal.

♦ **Limited Return on the Securities** – The return potential of the Securities is limited to the applicable Call Return regardless of the appreciation of the Underlying Stock. In addition, because the Call Return, and therefore the Call Price, increases the longer the Securities have been outstanding, the Call Price payable on earlier Call Settlement Dates is less than the Call Price payable on later Call Settlement Dates. Your Securities could be called as early as the first quarterly Observation Date (August 29, 2016) and your return would therefore be less than if the Securities were called on a later date. If the Securities are not called, you may be exposed to the decline in the Official Closing Price of the Underlying Stock even though you were not able to participate in any appreciation in the Official Closing Price of the Underlying Stock. As a result, the return on an investment in the Securities could be less than the return on a hypothetical direct investment in the Underlying Stock.

♦ **No Assurances of a Flat or Bullish Environment** – While the Securities are structured to provide positive returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Securities and you may lose some or all of your investment if the Securities are not called.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid when the Securities were purchased and therefore will generally be lower than such purchase price.

♦ **Single Stock Risk —** The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying Stocks and their issuers, please see "Information About the Underlying Stocks" in this pricing supplement and the issuers' SEC filings referred to in those sections.

♦ **No Interest Payments**– As a holder of the Securities, you will not receive interest payments.

♦ **No Dividend Payments or Voting Rights** – Owning the Securities is not the same as owning the Underlying Stock. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Underlying Stock would have.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the Underlying Stock, and therefore, the market value of the Securities.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC USA Inc., UBS Financial Services Inc., or any of their respective affiliates in the Underlying Stock, or in futures, options, exchange-traded funds or other derivative products on the Underlying Stock, may adversely affect the market value of the Underlying Stock, and, therefore, the market value of the Securities.

♦ **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the Underlying Stock, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates, will determine the Payment at Maturity or the payment on a Call Settlement Date based on prices of the Underlying Stock in the market. The Calculation Agent can postpone the determination of the Official Closing Price on an Observation Date and the corresponding Call Settlement Date if a Market Disruption Event exists on that Observation Date. Furthermore, the Calculation Agent can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Underlying Stock; the volatility of the Underlying Stock; the dividend rate paid on the Underlying Stock; the time remaining to the maturity of the Securities; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **There Is Limited Anti-dilution Protection** – The Calculation Agent will adjust the Closing Price, which will affect the Underlying Return and, consequently, the Payment at Maturity if not previously called, for certain events affecting the Underlying Stock, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Underlying Stock. If an event occurs that does not require the Calculation Agent to adjust the amount of the shares of the Underlying Stock, the market price of the Securities may be materially and adversely affected. See "Additional Terms of the Notes—Anti-dilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement for additional information.

♦ **The Securities Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Securities and could lose your entire investment.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash-settled executory contracts with respect to the relevant Underlying Stock. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled executory contracts. Because of the uncertainty regarding the tax treatment of the Securities, we urge you to consult your tax advisor as to the tax consequences of your investment in a Security.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "What Are the Tax Consequences of the Securities?" on page 10 of this pricing supplement and the discussion under "U.S. Federal Income Tax Considerations" in the prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Underlying Stock relative to the Initial Price. We cannot predict the Final Price or the Official Closing Price on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the relevant Underlying Stock. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity or upon an automatic call per $10.00 Security on a hypothetical offering of the Securities, based on the following assumptions:

Investment Term:	Approximately 5 years (unless earlier called)
Hypothetical Initial Price[1]:	$100
Hypothetical Trigger Price[1]:	$70.00 (70.00% of the hypothetical Initial Price)

Hypothetical Call Returns and Call Prices on Observation Dates:

Observation Dates	Call Return[2]	Call Price[2]
August 29, 2016	8.00%	$10.800
November 21, 2016	10.00%	$11.000
February 21, 2017	12.00%	$11.200
May 22, 2017	14.00%	$11.400
August 21, 2017	16.00%	$11.600
November 21, 2017	18.00%	$11.800
February 21, 2018	20.00%	$12.000
May 21, 2018	22.00%	$12.200
August 21, 2018	24.00%	$12.400
November 21, 2018	26.00%	$12.600
February 21, 2019	28.00%	$12.800
May 21, 2019	30.00%	$13.000
August 21, 2019	32.00%	$13.200
November 21, 2019	34.00%	$13.400
February 21, 2020	36.00%	$13.600
May 21, 2020	38.00%	$13.800
Final Valuation Date (August 21, 2020)	40.00%	$14.000

[1] The actual Initial Prices and Trigger Prices are set forth on the cover page of this pricing supplement.
[2] The Call Return and Call Price are based on the Call Return Rate of 8.00% per annum.

Example 1— The Underlying Stock closes at $110.00 on the first Observation Date – the Securities are called.
Because the Official Closing Price of the Underlying Stock on the first Observation Date (August 29, 2016) is at or above the Initial Price, the Securities are automatically called at the applicable Call Price of $10.80 per Security, representing an 8.00% return on the Securities. As long as the Underlying Stock closes at or above the Initial Price on any of the seventeen Observation Dates, HSBC will pay you the applicable Call Price.

Example 2— The Underlying Stock closes below the Initial Price on each of the first sixteen Observation Dates and closes at $120.00 on the Final Valuation Date – the Securities are called.
Because (i) the Official Closing Price of the Underlying Stock on the first sixteen Observation Dates is below the Initial Price and (ii) the Official Closing Price of the Underlying Stock on the final Observation Date, (which is also the Final Valuation Date) is at or above the Initial Price, the Securities are automatically called at the applicable Call Price of $14.00 per Security, representing a 40.00% return on the Securities.

Example 3— The Underlying Stock closes below the Initial Price on all seventeen Observation Dates and closes at $90.00 on the Final Valuation Date – the Securities are NOT called.
Because the Official Closing Price of the Underlying Stock on all seventeen Observation Dates is below the Initial Price, the Securities are not automatically called. Furthermore, because the Final Price is not below the Trigger Price on the Final Valuation Date, HSBC will pay you the Principal Amount at maturity of $10.00 per Security (a return of zero percent).

Example 4— The Underlying Stock closes below the Initial Price on all seventeen Observation Dates. In addition, the Underlying Stock closes at $40.00 on the Final Valuation Date – the Securities are NOT called.
Because the Official Closing Price of the Underlying Stock on all seventeen Observation Dates is below the Initial Price, the Securities are not automatically called. Furthermore, because the Final Price is below the Trigger Price on the Final Valuation Date, your principal is fully exposed to any decrease in the Final Price relative to the Initial Price. Therefore you will suffer a loss on the Securities of 60.00%. Expressed as a formula:

$$\text{Underlying Return} = (40.00 - 100.00) / 100.00 = -60.00\%$$
$$\text{Payment at Maturity} = \$10 \times (1 + -60\%) = \$4.00$$

In this example, you would lose some of your Principal Amount at maturity.

If the Final Price is below the Trigger Price on the Final Valuation Date, you are fully exposed to the negative Underlying Return, resulting in a loss of some or all of your principal that is proportionate to the decrease in the Official Closing Price from the Trade Date to the Final Valuation Date.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash-settled executory contracts with respect to the relevant Underlying Stock. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale, exchange or call and HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as long-term capital gain or loss, provided you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the prospectus supplement.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

HSBC will not attempt to ascertain whether the issuer of the relevant Underlying Stock would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the relevant Underlying Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the relevant Underlying Stock and consult your tax advisor regarding the possible consequences to you if the issuer of the relevant Underlying Stock is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Information About the Underlying Stocks

Included on the following pages is a brief description of the issuers of each of the Underlying Stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low intraday prices, and period end-of-quarter closing prices for each of the Underlying Stocks. HSBC obtained the closing prices set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of the Underlying Stocks as an indication of future performance.

Each of the Underlying Stocks is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to periodically file financial and other information specified by the SEC. Information filed by the respective issuer of each the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the Underlying Stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

The Coca-Cola Company

According to publicly available information, The Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-02217 or its CIK Code: 0000021344.

Historical Information

The following table sets forth the quarterly high, low and period end prices for KO, based on daily closing prices on its primary exchange, as reported by Bloomberg. **Past performance of the Underlying Stock is not indicative of its future performance.**

Quarter Begin	Quarter End	Quarterly High (Intraday)	Quarterly Low (Intraday)	Quarterly Close
1/3/2010	3/31/2010	$28.72	$26.12	$27.50
4/1/2010	6/30/2010	$27.75	$24.97	$25.06
7/1/2010	9/30/2010	$29.61	$24.74	$29.26
10/1/2010	12/31/2010	$32.94	$29.27	$32.89
1/3/2011	3/31/2011	$33.42	$30.65	$33.18
4/1/2011	6/30/2011	$34.39	$32.22	$33.65
7/1/2011	9/30/2011	$35.89	$31.80	$33.78
10/3/2011	12/30/2011	$35.15	$31.67	$34.99
1/3/2012	3/30/2012	$37.20	$33.29	$37.01
4/2/2012	6/29/2012	$39.10	$35.92	$39.10
7/2/2012	9/28/2012	$40.66	$37.11	$37.93
10/1/2012	12/31/2012	$38.83	$35.58	$36.25
1/2/2013	3/29/2013	$40.70	$36.53	$40.44
4/1/2013	6/28/2013	$43.43	$38.97	$40.11
7/1/2013	9/30/2013	$41.24	$37.75	$37.88
10/1/2013	12/31/2013	$41.38	$36.83	$41.31
1/2/2014	3/31/2014	$41.22	$36.89	$38.66
4/1/2014	6/30/2014	$42.49	$38.04	$42.36
7/1/2014	9/30/2014	$42.81	$39.11	$42.66
10/1/2014	12/31/14	$45.00	$39.80	$42.22
1/2/2015	3/31/2015	$43.83	$39.62	$40.55
4/1/2015	6/30/2015	$41.68	$39.13	$39.23
7/1/2015*	8/21/2015*	$42.25	$39.13	$39.53

* This pricing supplement includes data for the third calendar quarter of 2015 through August 21, 2015. Accordingly, the "Quarterly High," "Quarterly Low," and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2015.

The graph below illustrates the performance of KO from January 1, 2008 through August 21, 2015, based on information from Bloomberg. The dotted line represents the Trigger Price equal to 70.00% of the Official Closing Price on August 21, 2015. ***Past performance of the Underlying Stock is not indicative of its future performance.***

Historical Performance of the Common Stock of The Coca-Cola Company



Source: Bloomberg

United Technologies Corporation

According to publicly available information, United Technologies Corporation provides technology products and support services to customers in the aerospace and building industries. The company's products include aircraft engines, elevators and escalators, heating and air conditioning equipment, helicopters, aerospace systems, fuel cell systems, and fire and safety equipment. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00812 or its CIK Code: 0000101829.

Historical Information

The following table sets forth the quarterly high, low and period end prices for UTX, based on daily closing prices on its primary exchange, as reported by Bloomberg. **Past performance of the Underlying Stock is not indicative of its future performance.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2010	3/31/2010	$74.85	$65.01	$73.61
4/1/2010	6/30/2010	$77.09	$62.90	$64.91
7/1/2010	9/30/2010	$73.80	$63.62	$71.23
10/1/2010	12/31/2010	$79.70	$70.24	$78.72
1/3/2011	3/31/2011	$85.45	$77.05	$84.65
4/1/2011	6/30/2011	$90.67	$81.20	$88.51
7/1/2011	9/30/2011	$91.83	$67.13	$70.36
10/3/2011	12/30/2011	$80.35	$66.88	$73.09
1/3/2012	3/30/2012	$87.50	$73.63	$82.94
4/2/2012	6/29/2012	$83.54	$70.72	$75.53
7/2/2012	9/28/2012	$82.50	$70.95	$78.29
10/1/2012	12/31/2012	$83.62	$74.45	$82.01
1/2/2013	3/29/2013	$94.00	$83.12	$93.43
4/1/2013	6/28/2013	$98.18	$90.30	$92.94
7/1/2013	9/30/2013	$112.42	$93.13	$107.82
10/1/2013	12/31/2013	$113.94	$102.23	$113.80
1/2/2014	3/31/2014	$118.42	$107.00	$116.84
4/1/2014	6/30/2014	$120.66	$112.60	$115.45
7/1/2014	9/30/2014	$116.46	$103.15	$105.60
10/1/2014	12/31/14	$118.02	$97.30	$115.00
1/2/2015	3/31/2015	$124.45	$110.23	$117.20
4/1/2015	6/30/2015	$119.66	$110.62	$110.93
7/1/2015*	8/21/2015*	$112.48	$92.93	$93.01

* This pricing supplement includes data for the third calendar quarter of 2015 through August 21, 2015. Accordingly, the "Quarterly High," "Quarterly Low," and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2015.

The graph below illustrates the performance of UTX from January 1, 2008 through August 21, 2015, based on information from Bloomberg. The dotted line represents the Trigger Price equal to 65.00% of the Official Closing Price on August 21, 2015. **Past performance of the Underlying Stock is not indicative of its future performance.**

Historical Performance of the Common Stock of United Technologies Corporation



Source: Bloomberg

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Underlying Return, and the accelerated Maturity Date will be four business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Underlying Stock on that scheduled trading day, then the accelerated Final Valuation Date for the Underlying Stock will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover page of this pricing supplement.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.

Validity of the Securities

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Securities pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.